Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 661-7141

Facsimile: (202) 737-5184

www.sewkis.com

July 27, 2012

Via EDGAR

Mr. John M. Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Morgan Creek Global Equity Long/Short Fund; File Nos. 333-169080 and 811-22460

Morgan Creek Global Equity Long/Short Institutional Fund; File Nos. 333-169083 and 811-22461

Global Equity Long/Short Master Fund; File No. 811-22459

Dear Mr. Ganley:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 1 of the registration statements filed with the SEC on May 30, 2012 on Form N-2 pursuant to Section 8(c) of the Securities Act of 1933, as amended, for the Morgan Creek Global Equity Long/Short Fund (the “Global Equity Fund”), the Morgan Creek Global Equity Long/Short Institutional Fund (the “Institutional Feeder Fund” and together with the Global Equity Fund, the “Feeder Funds”) and the Global Equity Long/Short Master Fund (the “Master Fund”) (each a “Fund” and collectively, the “Funds”). The Staff’s comments and our responses are discussed below. Unless specified otherwise, all page number references are to the Prospectus of the Morgan Creek Global Equity Long/Short Institutional Fund. We have made conforming changes to the Prospectus of the Morgan Creek Global Equity Long/Short Fund.

Mr. John M. Ganley July 27, 2012 Page 2

Provided below are comments, accompanied by our responses, we received verbally from you on July 18, 2012:

Prospectus

Comment 1:	Summary of Fund’s Expenses (Page 11): You asked whether the “Annual Fund Expenses” section of the Summary of Fund’s Expenses table will include the following line items:

Fee Waiver and Expense Reimbursement

Total Annual Fund Expenses After Fee Waiver and Expense Reimbursement

Response:	The two line items listed above have been added to the Summary of Fund’s Expenses table.

Comment 2:	Summary of Fund’s Expenses (Page 11): You requested a draft copy of the Summary of Fund’s Expenses table.

Response:	A draft copy of the Summary of Fund’s Expenses table has been provided to you.
Comment 3:	Summary of Fund’s Expenses (Page 11): You stated that note (3) references an agreement whereby the Adviser contractually has agreed to waive or reimburse the Fund for certain expenses. You requested that this agreement be filed as an exhibit to the registration statement.

Response:	The Expense Limitation Agreement between the Adviser and the Fund has been filed as Exhibit (k)(4) to Item 25 of Part C of the Registration Statement.

Comment 4:	Financial Highlights (Page 12): You requested a copy of the draft Financial Highlights table.

Response:	A copy of the draft Financial Highlights table has been provided to you.

Mr. John M. Ganley July 27, 2012 Page 3

Comment 5:	Management of the Funds (Page 39): You asked for an explanation of the parenthetical “(on a pro-forma basis)” after the reported assets under management of the Adviser.

Response:	The phrase “including approximately $ __ billion (on a pro-forma basis)” in alternative assets” has been deleted from page 39 of the Prospectus. The assets under the management of the Adviser continues to be reported.
Comment 6:	Historical Performance of the Adviser (Page 42): You requested a draft copy of the presentation of the Fund’s performance and the “Historical Performance of the Advisor.” You also asked for the date range of the “Historical Performance of the Advisor” that would be presented.

Response:	Draft copies of the presentation of the Fund’s performance and the “Historical Performance of the Advisor” have been provided to you.
Please note that the presentation of the Fund’s performance shows such performance from October 3, 2011 (inception date) through December 31, 2011 (the end of the calendar year) and the Historical Performance of the Advisor shows such performance from July 1, 2005 through September 30, 2011 (several days prior the inception date of the Fund). The Historical Performance of the Advisor presentation was not updated to be extended to the end of the 2011 calendar year. In our view, the presentation of performance in overlapping periods (i.e., the actual performance of the Fund and the Historical Performance of the Advisor during the last three months of the 2011 calendar year) could be confusing to an investor reviewing the two sets of performance figures. Furthermore, the Historical Performance of the Advisor from October 3, 2011 to December 31, 2011 would add little value to the disclosure because an investor already was presented with performance of the Fund over the same period and the investment strategy used to manage the fund is identical to the investment strategy used to manage the accounts that make up the composite that is the basis for the Historical Performance of the Advisor.

Mr. John M. Ganley July 27, 2012 Page 4

Provided below are additional comments, accompanied by our responses, we received from you as a follow up to our responses to Comments 1 through 6, above, on July 25, 2012:

Comment 7:	Historical Performance of the Adviser (Page 42): You asked that the Fund make a representation that, going forward, it will update the related performance at least annually.

Response:	We believe that it is not necessary for the Fund to update the related performance at this time because the Fund has not been in operation for a full year as of the end of the performance period. In addition, investors will be presented with the actual performance of the Fund through the end of the period (5/30/2012), making the related performance that overlaps with the Fund performance during that same period less relevant. It is our view, based on the Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996 and Feb. 7, 1997) no-action letters, that the Fund would not be making a material omission or misleading investors by not updating the related performance in the Prospectus at this time.

Comment 8:	Summary of Fund’s Expenses (Page 11): You asked why the Management Fee in the Summary of Fund’s Expenses table is not 1.00%, but is instead 0.96%.

Response:	The Fund has updated the Summary of Fund’s Expenses table to show that the Management Fee is 1.00%. The Fund has also updated other fees in the Summary of Fund’s Expenses table accordingly.

Comment 9:	Summary of Fund’s Expenses (Page 12 of Morgan Creek Global Equity Long/Short Fund): You asked why Footnote 7 to the Summary of Fund’s Expenses table states that expense ratio without Acquired Fund Fees and Expenses is 2.35%, while the actual calculation yields an expense ratio of 2.37%.

Response:	The discrepancy was a result of rounding involved in calculating the values for the Summary of Fund’s Expenses table. The Fund has updated the values, which eliminated the discrepancies.

Comment 10:	Appendix B – Financial Statements, Statement of Assets and Liabilities (Page B-2): You asked when the Fund will be receiving the amount “Due from Advisor” at March 31, 2012.

Response:	The Advisor paid the offering costs of the Fund and is due $257,359 from the Fund if the Fund is able to pay that amount within a specified period. Therefore, while the Fund is due $205,636 from the Advisor, the Advisor remains due $51,723, or the difference between the two amounts, from the Fund.

Comment 11:	Appendix B – Financial Statements, Note 3 to Financial Statements (Page B-12): You asked why the Advisor waived expenses in the amount of $211,302, which is in excess of the Fund’s expenses of $210,720.

Mr. John M. Ganley July 27, 2012 Page 5

Response:	The difference between the two amounts are the pass-through expenses from the Global Equity Long/Short Master Fund that are not shown on the Fund’s Statement of Operations.

Comment 12:	Appendix B – Financial Statements, Note 3 to Financial Statements (Page B-12): You asked to explain why the disclosure states that the Advisor has paid the Fund’s offering costs when the Fund’s offering costs are being recorded in the books and records of the Fund.

Response:	The Advisor has in fact paid the offering costs of the Fund and the Fund owes the Advisor for those offering costs.

Mr. John M. Ganley July 27, 2012 Page 6

* * * * *

We hereby acknowledge that (i) the Funds are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Funds may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact Alexandre V. Rourk at (202) 661-7148 or the undersigned at (202) 661-7141.

Sincerely,
/s/ Bibb L. Strench
Bibb L. Strench

cc:	Mark B. Vannoy

Alexandre V. Rourk